Filed pursuant to 424(b)(3)
Registration No. 333-229136
BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 4 DATED OCTOBER 17, 2019
TO THE PROSPECTUS DATED SEPTEMBER 5, 2019
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc., dated September 5, 2019 (the “Prospectus”), as supplemented by Supplement No. 1, dated September 13, 2019, Supplement No. 2, dated October 10, 2019 and Supplement No. 3, dated October 15, 2019. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
Eligibility to Purchase Class I Shares
The following sentence supersedes and replaces the sentence regarding eligibility to purchase Class I shares in the section titled “Prospectus Summary—Class T Shares, Class W Shares and Class I Shares of Common Stock,” the response to the question, “What are the Differences Among the Class T, Class W and Class I Shares of Common Stock Being Offered?” in the section titled “Questions and Answers About This Offering,” in the section titled “Description of Capital Stock—Common Stock—Class I Shares,” and in the section titled “Plan of Distribution—The Offering,” on pages 4, 47, 217 and 275, respectively, of the Prospectus:
Class I shares are available for purchase in this offering only (i) by institutional accounts as defined by FINRA Rule 4512(c), (ii) through bank-sponsored collective trusts and bank-sponsored common trusts, (iii) by retirement plans (including a trustee or custodian under any deferred compensation or pension or profit sharing plan or payroll deduction IRA established for the benefit of the employees of any company), foundations or endowments, (iv) through certain financial intermediaries that are not otherwise registered with or as a broker dealer and that direct clients to trade with a broker dealer that offers Class I shares, (v) by our executive officers and directors and their immediate family members, as well as officers and employees of the Advisor and the Dealer Manager and their immediate family members, officers and employees of the Advisor's product specialists or other affiliates of the Advisor and their immediate family members, our product specialists and their affiliates and, if approved by our board of directors, officers and employees of our joint venture partners and their immediate family members, consultants and other service providers, (vi) participating broker dealers and their affiliates, including their officers, directors, employees, and registered representatives, as well as the immediate family members of such persons, as defined by FINRA Rule 5130, (vii) through bank trust departments or any other organization or person authorized to act as a fiduciary for its clients or customers and (viii) by any other categories of purchasers that we name in an amendment or supplement to this prospectus.

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